                                         EQU: TSX, NYSE

Equal Energy Ltd. Completes $45 million Convertible Debenture Financing

Calgary, Alberta – (CNW – February 9, 2011) Equal Energy Ltd. (“Equal” or “the Company”) has completed the previously announced bought deal financing of 6.75% convertible unsecured junior subordinated debentures (the” Debentures”) for gross proceeds of $45 million (net proceeds $43.2 million).  The net proceeds of the financing are expected to be used to redeem a portion of the outstanding 8% convertible debentures with the balance of the  redemption cost of the 8% convertible debentures to be funded out of Equal’s credit facility.  The Debentures which have a maturity date of March 31, 2016 pay interest at 6.75 % per year payable semi-annually on March 31 and September 30 of each year, beginning September 30, 2011.  Each $1,000 Debenture is convertible to 111.111 common shares of Equal (the “Common Shares”), with a conversion price of $9.00 per Common Share.  The issue was sold by a syndicate of underwriters, led by Scotia Capital Inc. and including CIBC World Markets Inc., Wellington West Capital Markets Inc., Desjardins Securities Inc, Canaccord Genuity and Jennings Capital Inc.  The Debentures will begin trading today on the Toronto Stock Exchange under the symbol “EQU.DB.B”.

Also today, Equal will issue a redemption notice to fully redeem its outstanding 8% convertible debentures of which there is an aggregate principal amount of $79.93 million outstanding.  Don Klapko, President and CEO of Equal said, “We are pleased to have dealt with the refinancing of the significant debenture maturity we had facing us at the end of 2011, while lowering our borrowing costs on a go forward basis.”

Dell Chapman                                                                                                       Don Klapko
Chief Financial Officer                                                                                                  President & CEO
(403) 538-3580 or (877) 263-0262                                                                                   (403) 536-8373 or (877) 563-0262

info@equalenergy.ca
www.equalenergy.ca

About Equal Energy Ltd.
Equal is an exploration and production oil and gas company based in Calgary, Alberta, Canada with its United States operations office located in Oklahoma City, Oklahoma.  Equal’s shares and debentures are listed on the Toronto Stock Exchange under the symbols (EQU, EQU.DB, EQU.DB.A) and Equal’s shares are listed on the New York Stock Exchange under the symbol (EQU).  The portfolio of oil and gas properties is geographically diversified with producing properties located in Alberta, British Columbia, Saskatchewan and Oklahoma.  Production is comprised of approximately 55 percent crude oil and natural gas liquids and 45 percent natural gas.  Equal has compiled a multi-year drilling inventory for its properties including its new oil play opportunities in the Cardium and Viking in central Alberta in addition to its extensive inventory of drilling locations in the Hunton liquids-rich, natural gas play in Oklahoma.

Forward-Looking Statements
Certain information in this press release constitutes forward-looking statements under applicable securities law. Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may," "should," "anticipate," "expects," "seeks" and similar expressions and in particular include those statements relating to the use of proceeds for the offering. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with oil and gas production; marketing and transportation; loss of markets; volatility of commodity prices; currency and interest rate fluctuations; imprecision of reserve estimates; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of acquisitions or dispositions; inability to access sufficient capital from internal and external sources; changes in legislation, including but not limited to income tax, environmental laws and regulatory matters. Readers are cautioned that the foregoing list of factors is not exhaustive.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. In particular, drilling plans,on-production dates and production continuity are particularly subject to uncertainties and uncontrollable events such as surface access, rig availability, equipment availability, weather conditions, changes in geological interpretation, and other factors.  Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Additional information on these and other factors that could affect Equal's operations or financial results are included in Equal's reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov), Equal's website (www.equalenergy.ca) or by contacting Equal.  Furthermore, the forward looking statements contained in this news release are made as of the date of this news release, and Equal does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by securities law.

All dollar values are in Canadian dollars unless otherwise stated.